The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

February 7, 2020

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Alexander Karampatsos and me on January 27, 2020 with respect to the Registrant’s Post-Effective Amendment No. 168, filed on December 13, 2019, relating to Hartford Climate Opportunities Fund and Hartford Global Impact Fund (each a “Fund” and collectively, the “Funds”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment: Please provide supplementally a completed Annual Fund Operating Expenses table, Expense Example and performance chart for each Fund.

Response:        The completed Annual Fund Operating Expenses table, Expense Example and performance chart for each Fund will be sent via e-mail on or prior to February 21, 2020.

2.	Comment: Each Fund’s Annual Fund Operating Expenses table contains a footnote stating that its “Other expenses” have been restated. Please explain supplementally why these fees are being restated.

Response:        The fee table for the Hartford Climate Opportunities Fund will reflect that “other expenses” for certain classes are being restated to reflect the estimated transfer agency fees for the current year. The transfer agency fee is a pass through fee and is calculated based on the lesser of (i) the costs of providing or overseeing transfer agency services provided to each share class of such Fund plus a target profit margin or (ii) a Specified Amount (as defined in the transfer agency agreement). In light of this structure, this rate can change from year to year and as a result, the “other expenses” are being restated to reflect the estimated transfer agency fee rates for the current year. The restated amount of transfer agency fees for each such class is higher than the actual transfer agency fees incurred for the fiscal year ended October 31, 2019. With respect to the Hartford Global Impact Fund, the fee table will reflect that the “other expenses” are being restated to reflect current fees based on estimated amounts for the current year. These “other expenses” are being restated to reflect (1) the transfer agency fee as described above; and (2) reduction of costs associated with the Hartford Global Impact Fund no longer operating as a feeder fund in a master feeder structure.

3.	Comment: Certain Annual Fund Operating Expenses tables contain a footnote stating that that the expense cap continues until February 29, 2020. To the extent the expense cap will not be continued for at least one year from the effective date of the Registration Statement, please remove the line items “Fee waiver and/or expense reimbursement” and “Total annual fund operating expenses after fee waiver and/or expense reimbursement” and the corresponding footnote.

Response:        The Registrant will update the fee tables consistent with this comment.

4.	Comment: Hartford Climate Opportunities Fund’s 80% investment policy discloses that the Fund invests in securities of companies exhibiting low-carbon leadership among other issuers. For the portion of the Fund sub-advised by Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited (collectively, “Schroders”), the principal investment strategy discloses that Schroders invests in companies that can typically be classified belonging to one or more themes related to climate change, including low carbon leaders. Please revise the disclosure to identify the factors that Schroders uses to determine which companies exhibit low-carbon leadership (i.e. as determined by an index provider or a third party).

Response:        Schroders defines low carbon leader companies as either low carbon energy industry leaders (companies with low carbon cost structures relative to peers) or low carbon disruptors (companies whose products/services/corporate cultures promote new, low carbon business models). The Registrant will revise the disclosure consistent with this comment.

5.	Comment: The principal investment strategy for Hartford Climate Opportunities Fund discloses that Schroders considers factors such as a company’s potential for above average earnings growth, a security’s attractive relative valuation, whether a company has proprietary advantages, and certain environmental, social and governance (“ESG”) criteria. Please indicate supplementally whether these factors are consistent with the Hartford Climate Opportunities Fund’s 80% investment policy. Please also indicate supplementally whether Schroders uses a screen in connection with its consideration of ESG criteria. If Schroders uses such an ESG screen, please disclose all the factors included in the screen.

Response:        As part of the investment process, Schroders first uses a fundamental, research-driven, bottom-up approach to identify issuers it believes will benefit from efforts to accommodate or limit the impact of global climate change and have the potential for capital growth consistent with the Hartford Climate Opportunities Fund’s 80% policy. After this analysis is completed, Schroders considers factors such as a company’s potential for above average earnings growth, a security’s attractive relative valuation, whether a company has proprietary advantages, and certain ESG criteria in determining whether to purchase or sell a security. Schroders does not currently use a screen in connection with its consideration of certain ESG criteria. ESG is integrated into Schroders’ fundamental analysis. With respect to its consideration of ESG criteria, Schroders gives each stock an explicit risk score for its ESG profile which factors into the overall risk score and position sizing decisions. ESG criteria are not the only factor considered and as a result, certain companies in which the Fund invests may not be considered an ESG company or have a high ESG rating. The Registrant will update the Fund’s prospectus to include additional information regarding the ESG assessment.

6.	Comment: Please adopt an 80% investment policy for the Hartford Global Impact Fund.

Response:        The Registrant will adopt an 80% investment policy for the Hartford Global Impact Fund. This investment policy will state: “The Fund will normally invest at least 80% of its assets in securities of issuers that Wellington Management Company LLP (“Wellington Management”), the Fund's sub-adviser, determines meet its impact investing criteria.” For purposes of determining which companies meet its impact investing criteria, Wellington Management uses its proprietary research to identify companies that focus their operations in areas that it believes are likely to address major social and environmental challenges. These areas currently include sustainable agriculture and nutrition, health, clean water and sanitation, affordable housing, education and job training, financial inclusion, narrowing the digital divide, alternative energy, resource stewardship, resource efficiency, and safety and security. The Registrant will revise the disclosure consistent with this comment.

7.	Comment: The principal investment strategy for Hartford Global Impact Fund discloses that the sub-adviser considers certain environmental, social and/or governance (ESG) factors along with other considerations as part of its fundamental analysis. Please indicate supplementally whether the sub-adviser uses a screen in connection with its consideration of ESG factors. If the sub-adviser uses such a screen, please disclose all factors included in the screen.

Response:        The Registrant confirms that the sub-adviser does not use a screen in connection with its consideration of ESG factors. The ESG factors are integrated into the sub-adviser’s fundamental analysis, which also evaluates a company’s industry structure, asset quality, business environment, management quality, balance sheet, income statement, anticipated earnings, growth prospects, revenues and dividends, and other related measures or indicators of value. The Registrant also respectfully notes that in the section entitled “Additional Information Regarding Investment Strategies and Risks – Global Impact Fund,” it states that “With respect to the ESG considerations discussed in the summary section, the portfolio management team uses research conducted by Wellington Management’s ESG team, in addition to their own analyses. Wellington Management’s ESG team conducts independent research and provides a proprietary ESG score for certain companies. The ESG score is one of many factors the team will consider as part of its investment process. As a result, certain companies in which the Fund invests may not be considered an ESG company or have a high ESG rating.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

8.	Comment: With respect to the prior performance composite included in the prospectus, please confirm supplementally that the Fund’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of the composite included in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:        The Registrant confirms the Fund’s sub-adviser has the records necessary to support the calculation of the composite. The Registrant notes that it plans on removing this composite from the Registration Statement.

9.	Comment: In the Statement of Additional Information in the section entitled “Investment Objectives and Policies - Fundamental Investment Restrictions of each Fund,” please explain why certain Funds are listed under 2(a) and others are under 2(b).

Response:        The Registrant notes that the Funds listed under 2(a) either had such disclosure at launch or shareholders of such Funds approved this policy. Similarly, the Registrant notes that the Funds listed under 2(b) either had such disclosure at launch or shareholders of such Funds approved this policy.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary

cc:	Alexander Karampatsos